UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
                PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO
                         FILED PURSUANT TO RULE 13d-2(a)



                                 Find/SVP, Inc.
                                 --------------
                                (Name of Issuer)

                    Common Stock, Par Value $0.0001 Per Share
                    -----------------------------------------
                         (Title of Class of Securities)

                                  317718302000
                                  ------------
                      (CUSIP Number of Class of Securities)

                    Wynnefield Partners Small Cap Value, L.P.
                          450 Seventh Avenue, Suite 509
                            New York, New York 10123
                           Attention: Mr. Nelson Obus
                           --------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                    Copy to:

                              Shahe Sinanian, Esq.
                             Greenberg Traurig, LLP
                                 200 Park Avenue
                            New York, New York 10166
                                 (212) 801-9200

                                November 21, 2001
                                -----------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a Statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D and if filing this Schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ]

                         (continued on following pages)





                              (Page 1 of 10 Pages)

SCHEDULE 13D
--------------------------------------------------------------------------------
CUSIP No. 317718302000                                      Page 2 of 10 Pages
--------------------------------------------------------------------------------
      1. NAME OF REPORTING PERSON: Wynnefield Partners Small Cap Value, L.P. S.S. OR I.R.S. IDENTIFICATION N0. OF ABOVE PERSON: 13-3688497
--------------------------------------------------------------------------------
      2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                            (a) |X|
                                                            (b) | |
--------------------------------------------------------------------------------
      3.    SEC USE ONLY
--------------------------------------------------------------------------------
      4.    SOURCE OF FUNDS
            WC (SEE ITEM 3)
--------------------------------------------------------------------------------
      5.    CHECK BOX IF DISCLOSURE OF LEGAL  PROCEEDINGS  IS REQUIRED  PURSUANT
            TO ITEMS 2(d) OR 2(e)                               | |
--------------------------------------------------------------------------------
      6.    CITIZENSHIP OR PLACE OF ORGANIZATION
            DELAWARE
--------------------------------------------------------------------------------
         NUMBER OF                7.    SOLE VOTING POWER
          SHARES                        307,125 shares
                                 -----------------------------------------------
       BENEFICIALLY               8.    SHARED VOTING POWER
         OWNED BY
                                 ----------------------------------------------
      EACH REPORTING              9.    SOLE DISPOSITIVE POWER
          PERSON                        307,125 shares
                                 ----------------------------------------------
           WITH                   10.   SHARED DISPOSITIVE POWER
--------------------------------------------------------------------------------
      11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            307,125 shares
--------------------------------------------------------------------------------
      12.   CHECK  BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES
                                                                 | |
--------------------------------------------------------------------------------
      13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            3.0 %
--------------------------------------------------------------------------------
      14.   TYPE OF REPORTING PERSON
            PN


                              (Page 2 of 10 Pages)

SCHEDULE 13D
--------------------------------------------------------------------------------
CUSIP NO. 317718302000                                     Page 3 of 10 Pages
--------------------------------------------------------------------------------
      1.    NAME OF  REPORTING  PERSON:  Wynnefield  Small  Cap  Value  Offshore
            Fund, Ltd.
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: Not Applicable
--------------------------------------------------------------------------------
      2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                            (a)  |X|
                                                            (b)  | |
--------------------------------------------------------------------------------
      3.    SEC USE ONLY
--------------------------------------------------------------------------------
      4.    SOURCE OF FUNDS
            WC    (SEE ITEM 3)
--------------------------------------------------------------------------------
      5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2 (d) OR 2 (e)
--------------------------------------------------------------------------------
      6.    CITIZENSHIP OR PLACE OF ORGANIZATION
            CAYMAN ISLANDS
--------------------------------------------------------------------------------
    NUMBER OF            7.    SOLE VOTING POWER
      SHARES                   218,800 shares
--------------------------------------------------------------------------------
   BENEFICIALLY          8.    SHARED VOTING POWER
     OWNED BY
--------------------------------------------------------------------------------
       EACH              9.    SOLE DISPOSITIVE POWER
    REPORTING                  218,800 shares
--------------------------------------------------------------------------------
      PERSON             10.   SHARED DISPOSITIVE POWER
       WITH
--------------------------------------------------------------------------------
      11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            218,800 shares
--------------------------------------------------------------------------------
      12.   CHECK  BOX IF THE  AGGREGATE  AMOUNT  IN ROW (11)  EXCLUDES  CERTAIN
            SHARES
--------------------------------------------------------------------------------
      13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            2.1 %
--------------------------------------------------------------------------------
      14.   TYPE OF REPORTING PERSON
            CO
--------------------------------------------------------------------------------


                              (Page 3 of 10 Pages)

SCHEDULE 13D
--------------------------------------------------------------------------------
CUSIP NO. 317718302000                                      Page 4 of 10 Pages
--------------------------------------------------------------------------------
      1. NAME OF REPORTING PERSON Wynnefield Partners Small Cap Value, L.P. I S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON 13-3953291
--------------------------------------------------------------------------------
      2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                            (a)  |X|
                                                            (b)  | |
--------------------------------------------------------------------------------
      3.    SEC USE ONLY
--------------------------------------------------------------------------------
      4.    SOURCE OF FUNDS
            WC    (SEE ITEM 3)
--------------------------------------------------------------------------------
      5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

      6.    CITIZENSHIP OR PLACE OF ORGANIZATION
            DELAWARE
--------------------------------------------------------------------------------
     NUMBER OF             7.    SOLE VOTING POWER
       SHARES                    375,375 shares
--------------------------------------------------------------------------------
   BENEFICIALLY            8.    SHARED VOTING POWER
      OWNED BY
--------------------------------------------------------------------------------
        EACH               9.    SOLE DISPOSITIVE POWER
     REPORTING                         375,375 shares
--------------------------------------------------------------------------------
       PERSON              10.   SHARED DISPOSITIVE POWER
        WITH
--------------------------------------------------------------------------------
      11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            375,375 shares
--------------------------------------------------------------------------------
      12.   CHECK  BOX IF THE  AGGREGATE  AMOUNT  IN ROW (11)  EXCLUDES  CERTAIN
            SHARES
--------------------------------------------------------------------------------
      13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            3.6 %
--------------------------------------------------------------------------------
      14.   TYPE OF REPORTING PERSON
            PN
--------------------------------------------------------------------------------


                              (Page 4 of 10 Pages)

SCHEDULE 13D
--------------------------------------------------------------------------------
CUSIP NO. 317718302000                                       Page 5 of 10 Pages
--------------------------------------------------------------------------------
      1.    NAME OF REPORTING PERSON Channel Partnership II, L.P.
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:  22-3215653
--------------------------------------------------------------------------------
      2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                            (a)  |X|
                                                            (b)  | |
--------------------------------------------------------------------------------
      3.    SEC USE ONLY
--------------------------------------------------------------------------------
      4.    SOURCE OF FUNDS
            WC    (SEE ITEM 3)
--------------------------------------------------------------------------------
      5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
--------------------------------------------------------------------------------
      6.    CITIZENSHIP OR PLACE OF ORGANIZATION
            NEW YORK
--------------------------------------------------------------------------------
     NUMBER OF             7.    SOLE VOTING POWER
       SHARES                    95,000 shares
--------------------------------------------------------------------------------
    BENEFICIALLY           8.    SHARED VOTING POWER
      OWNED BY
--------------------------------------------------------------------------------
        EACH               9.    SOLE DISPOSITIVE POWER
     REPORTING                   95,000 shares
--------------------------------------------------------------------------------
       PERSON              10.   SHARED DISPOSITIVE POWER
        WITH
--------------------------------------------------------------------------------
      11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            95,000 shares
--------------------------------------------------------------------------------
      12.   CHECK  BOX IF THE  AGGREGATE  AMOUNT  IN ROW (11)  EXCLUDES  CERTAIN
            SHARES
--------------------------------------------------------------------------------
      13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            0.9 %
--------------------------------------------------------------------------------
      14.   TYPE OF REPORTING PERSON
            PN

--------------------------------------------------------------------------------


                              (Page 5 of 10 Pages)

Item 1. Security and Issuer.

      This Statement relates to shares of the common stock, $0.0001 par value per share (the "Common Stock"), of Find/SVP, Inc., a New York corporation (the "Issuer"). The principal executive offices of the Issuer are located at 625 Avenue of the Americas, New York, New York 10011.

Item 2. Identity and Background.

      (a), (b), (c) and (f). This Statement is being filed by Wynnefield Partners Small Cap Value, L.P. (the "Partnership"), Wynnefield Small Cap Value Offshore Fund, Ltd. (the "Fund"), Wynnefield Partners Small Cap Value, L.P. I (the "Partnership-I") and Channel Partnership II, L.P. ("Channel"). Although the Partnership, the Fund, Partnership-I and Channel are each separate and distinct entities with different beneficial owners (whether designated as limited partners or stockholders), for the convenience of reporting their holdings, in this Statement, they are sometimes referred to collectively as the "Wynnefield Group."

      Wynnefield Capital Management, LLC, a New York limited liability company ("WCM"), is the general partner of the Partnership and Partnership-I, private investment companies organized as limited partnerships under the laws of the State of Delaware. Nelson Obus and Joshua Landes are the managing members of WCM and the principal executive officers of Wynnefield Capital, Inc., the investment manager of the Fund, a private investment company organized under the laws of the Cayman Islands. Mr. Obus is also the general partner of Channel, a private investment company organized as a limited partnership under the laws of the State of New York. Mr. Obus and Mr. Landes are citizens of the United States of America.

      The business address of Mr. Obus, Mr. Landes, WCM, and each of the entities in the Wynnefield Group is 450 Seventh Avenue, Suite 509, New York, New York 10123.

      (d) and (e). During the last five years, neither Mr. Obus, Mr. Landes, WCM, nor any of the entities comprising the Wynnefield Group has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

      On November 21, 2001, the Wynnefield Group entities purchased their shares of Common Stock, separately from each other, for the consideration shown in the following table*:

      NAME                   NUMBER OF SHARES       CONSIDERATION PAID
      ----                   ----------------       ------------------
      Partnership            307,125                $245,700

      Partnership - I        375,375                $300,300

      Fund                   192,500                $154,000



                              (Page 6 of 10 Pages)

      * Prior to November 21, 2001, Fund and Channel respectively owned 26,300 and 95,000 shares of Common Stock each.

            Such shares of Common Stock were paid for from the separate working capital of each entity in the Wynnefield Group, each of which maintains a separate investment fund, consisting of capital contributions from their respective partners and investors and capital appreciation derived therefrom for the principal purpose of buying and selling securities (including financial and money market instruments) and interests in domestic and foreign securities, including, without limitation, convertible securities, stock index futures contracts, options, puts and calls on stock and warrants.

Item 4. Purposes of Transaction.

      Each member of the Wynnefield Group acquired the shares of Common Stock reported in Item 5 below for its own account, and for investment purposes. No member of the Wynnefield Group has any present plans or intentions that would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

      The Wynnefield Group expects to evaluate on an ongoing basis the Issuer's financial condition, business, operations and prospects, the market price for the shares of Common Stock, conditions in the securities markets generally, general economic conditions, conditions affecting the Issuer's operations and other factors, specifically management's ability to maximize stockholder value if faced with continuing difficult economic conditions. The Wynnefield Group reserves the right to change its plans and intentions at any time as it deems appropriate. In particular, the Wynnefield Group may purchase shares of Common Stock, or may sell or otherwise dispose of all or a portion of the shares of Common Stock, in public and private transactions and/or may enter into negotiated derivative transactions to hedge the market risk of some or all positions in, or to obtain greater exposure to, the shares of the Common Stock. Any such transactions may be effected at any time or from time to time, subject to any applicable limitations imposed on the sale of shares of the Common Stock by the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended (the "Exchange Act").


                              (Page 7 of 10 Pages)

Item 5. Interests in Securities of the Issuer.

      (a) As of the close of business on the date hereof, the entities referred to as the Wynnefield Group beneficially owned a total of 996,300 shares of Common Stock. Mr. Obus and Mr. Landes, by virtue of their status as managing members of WCM, the general partner of the Partnership and Partnership-I, and as officers of the Fund's investment manager and Mr. Obus as a general partner of Channel, may be deemed to have indirect beneficial ownership of such shares owned by the entities referred to as the Wynnefield Group.

      However, Mr. Obus and Mr. Landes, as stated below, disclaim any beneficial ownership of such shares of Common Stock. The shares of Common Stock owned by the entities referred to as the Wynnefield Group represent approximately 9.7 % of the outstanding Common Stock. The percentage of Common Stock reported as beneficially owned is based upon 10,317,054 shares outstanding, which consists of the sum of (i) 7,605,943 shares outstanding as at November 20, 2001 as reported on the schedule filed by the Issuer pursuant to Rule 14f-1 on November 26, 2001; (ii) 2,500,000 shares acquired by investors from the Issuer on November 21, 2001; and (iii) 211,111 shares issuable upon exercise of certain warrants to purchase Common Stock held by another investor in the Issuer.

      Pursuant to Rule 13d-4 of the General Rules and Regulations under the Exchange Act, Mr. Obus and Mr. Landes disclaim beneficial ownership of any shares of Common Stock owned by the entities comprising the Wynnefield Group and disclaim membership in the Wynnefield Group with respect to such shares for purposes of Sections 13(d) and 13(g) of the Exchange Act or for any other purpose under any other provision of the Exchange Act or the rules and regulations promulgated thereunder.

      (b) Mr. Obus and Mr. Landes, by virtue of their status as the managing members of WCM, the general partner of the Partnership and Partnership-I, and as officers of the Fund's investment manager, and by Mr. Obus' position as a general partner of Channel, have the power to vote or to direct the vote and the power to dispose and to direct the disposition of the shares owned by each of the entities comprising the Wynnefield Group.

      (c) In the past sixty (60) days, the entities comprising the Wynnefield Group have made purchases of shares of Common Stock as follows:


Name             Date                 Number of Shares       Price Per Share
--------------------------------------------------------------------------------
Partnership      November 21, 2001        307,125                 $.80
Partnership - I  November 21, 2001        375,375                 $.80
Fund             November 21, 2001        192,500                 $.80


                              (Page 8 of 10 Pages)

      (d) The entities comprising the Wynnefield Group, as owners of an aggregate of 996,300 shares of Common Stock (representing approximately 9.7% of the outstanding Common Stock), have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such shares owned by them, but only from such shares.

      (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

      Neither Mr. Obus, Mr. Landes, WCM, nor any of the entities comprising the Wynnefield Group has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits.

      Not applicable.


                              (Page 9 of 10 Pages)

                                    SIGNATURE

      After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this Statement is true, complete and correct.

Dated:  November 30, 2001


                            WYNNEFIELD PARTNERS SMALL CAP VALUE, L.P.
                            WYNNEFIELD PARTNERS SMALL CAP VALUE, L.P. I

                            By: Wynnefield Capital Management, LLC
                                General Partner

                               By: /s/ Nelson Obus
                                   --------------------------------------
                                    Nelson Obus, Managing Member


                            WYNNEFIELD SMALL CAP VALUE OFFSHORE
                            FUND, LTD.

                            By: Wynnefield Capital, Inc.

                            By:    /s/ Nelson Obus
                                   --------------------------------------
                                   Nelson Obus, President


                            CHANNEL PARTNERSHIP II, L.P.


                               By: /s/ Nelson Obus
                                   --------------------------------------
                                   Nelson Obus, General Partner


                             (Page 10 of 10 Pages)